AP
10/13

PW


SEP 30 2010
WASH. D.C.
193
SECTION


10032337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 1, 2009 (MM/DD/YY) AND ENDING JULY 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRERETON, HANLEY SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SPEAR TOWER - ONE MARKET PLAZA, SUITE 3600
(No. and Street)

SAN FRANCISCO,	CALIFORNIA	94105-1120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ELIZABETH COLLINS (415) 492-8975
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

ROBERT R. REDWITZ & CO., *An Accounting and Consulting Corporation*
(Name ☐ if individual, state last, first middle name)

1 ALMADEN BLVD., SUITE 950	SAN JOSE	CALIFORNIA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control *numbe.r*

PW

OATH OR AFFIRMATION

I, BRANDT BRERETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BRERETON, HANLEY SECURITIES INC., as of July 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

STATE OF CALIFORNIA)
) ss.
Kern
COUNTY OF)

On this 29th day of September in the year 2010, before me, a Notary Public, State of California, duly commissioned and sworn, personally appeared BRANDT BRERETON, ~~personally known to me~~ (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/~~her/their~~ authorized capacity(ies), and that his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 7-17-2011

(Seal)


PAM MCLAUGHLIN
Commission # 1752240
Notary Public - California
Kern County
My Comm. Expires Jul 17, 2011

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of Brereton, Hanley Securities Inc.

We have audited the accompanying statement of financial condition of Brereton, Hanley Securities Inc., a subsidiary of Brereton, Hanley & Co., Inc. (a development stage company) as of July 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended and for the period from April 28, 2006 (inception), to July 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brereton, Hanley Securities Inc. as of July 31, 2010 and the results of its operations and its cash flows for the year then ended and from April 28, 2006 (inception), to July 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

San Jose, California
September 28, 2010

5520 Trabuco Road
Irvine, California 92620
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

AGN

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Statement of Financial Condition
July 31, 2010

ASSETS		
Current assets		
Cash	$ 9,512	
Total current assets		$ 9,512
Total assets		$ 9,512
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 2,100	
Total current liabilities		$ 2,100
Shareholder's equity		
Common stock, $0.001 par value, 1,000 shares authorized, issued and outstanding	1	
Additional paid-in capital	57,199	
Deficit accumulated during the development stage	(49,788)	
Total shareholder's equity		7,412
Total liabilities and shareholder's equity		$ 9,512

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)

(A Development Stage Company)
Statements of Operations
For the Year Ended July 31, 2010 and
the Period April 28, 2006 (Date of Inception), to July 31, 2010

	For the Year Ended July 31, 2010	April 28, 2006 (Inception) to July 31, 2010
Revenues	$ -	$ -
Expenses		
Professional fees	8,100	35,096
Regulatory fees and expenses	1,215	8,906
Other expenses	455	5,786
Total expenses	9,770	49,788
Operating loss	(9,770)	(49,788)
Other income	-	-
Loss before provision for income taxes	(9,770)	(49,788)
Provision for income taxes	-	-
Net loss	$ (9,770)	$ (49,788)

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)

(A Development Stage Company)
Statement of Changes in Shareholder's Equity
For the the Period April 28, 2006 (Date of Inception), to July 31, 2010

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Develoment Stage	Total
April 28, 2006 issue 1,000 shares of common stock, $0.001 par value per share	$ 1	$ -	$ -	$ 1
Shareholder additional paid-in capital contributions:				
April 28, 2006	-	19,999	-	19,999
June 21, 2007	-	1,200	-	1,200
September 12, 2007	-	2,500	-	2,500
November 14, 2007	-	1,000	-	1,000
December 6, 2007	-	2,000	-	2,000
February 4, 2008	-	500	-	500
March 10, 2008	-	3,000	-	3,000
June 11, 2008	-	15,000	-	15,000
June 11, 2009	-	2,000	-	2,000
September 24, 2009	-	6,000	-	6,000
April 26, 2010	-	2,000	-	2,000
June 25, 2010	-	2,000	-	2,000
Net loss from April 28, 2006 to July 31, 2006	-	-	(3,000)	(3,000)
Net loss for the year ended July 31, 2007	-	-	(9,858)	(9,858)
Net loss for the year ended July 31, 2008	-	-	(16,288)	(16,288)
Net loss for the year ended July 31, 2009	-	-	(10,872)	(10,872)
Net loss for the year ended July 31, 2010	-	-	(9,770)	(9,770)
Shareholder's equity at July 31, 2010	$ 1	$ 57,199	$ (49,788)	$ 7,412

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)

(Development Stage Company)
Statements of Cash Flows
For the Year Ended July 31, 2010 and
the Period April 28, 2006 (Date of Inception), to July 31, 2010

	For the Year Ended July 31, 2010	April 28, 2006 (Inception) to July 31, 2010
Cash flows from operating activities:		
Net loss	$ (9,770)	$ (49,788)
Increase (decrease) in operating liabilities		
Accounts payable	1,100	2,100
Net cash used by operating activities	(8,670)	(47,688)
Cash flows from financing activities:		
Issuance of common stock	-	1
Shareholder contribution of additional paid-in capital	10,000	57,199
Net cash provided by financing activities	10,000	57,200
Net change in cash	1,330	9,512
Beginning cash	8,182	-
Ending cash	$ 9,512	$ 9,512
Supplemental information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Accompanying Notes

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Notes to Financial Statements
July 31, 2010

Note 1 – Summary of significant accounting policies

This summary of significant accounting policies of Brereton, Hanley Securities, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business activity

The Company was formed as a California corporation on April 28, 2006 and is registered with the Financial Industry Regulatory Authority as a Broker-Dealer effective July 6, 2007 to provide private placement of securities and merger and acquisition advisory services The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Fees for advisory services are recorded when earned.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair value measurements

The provisions of FASB Accounting Standards Codification (ASC) 820 (formerly Statement of Financial Accounting Standards No. 157, _Fair Value Measurements_) which provides a framework for measuring fair value under Generally Accepted Accounting Principles (GAAP). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

ASC 820 also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels. These three general valuation techniques that may be used to measure fair value, are as follows: Market approach (Level 1) – which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources; Cost approach (Level 2) – which is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and the Income approach (Level 3) – which uses valuation techniques to

Note 1 – Summary of significant accounting policies (continued)

convert future amounts to a single present amount based on current market expectations about the future amounts (including present value techniques, and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Income tax

Effective August 1, 2009, the Company adopted FASB Accounting Standards Codification 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*), which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. As of December 31, 2009, the Company had no uncertain tax positions that qualified for either recognition or disclosure in the financial statements.

Note 2 – Development stage operations

The Company was formed April 28, 2006. One thousand shares of common stock were sold for $1 and as of the date of the financial statements, advisory services had not yet began. As of the date of the financial statements, operations had been devoted primarily to raising capital, registration with the Financial Industry Regulatory Authority as a Broker-Dealer and administrative functions. The Company has one shareholder.

Note 3 – Net capital requirements

The Company, as a registered broker-dealer, is required under the provision of Securities Exchange Act of 1934 (the Act) Rule 15c3-1 to maintain the greater of a minimum net capital of at least $5,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At July 31, 2010, the Company's net capital was $7,412 and the Company's aggregate indebtedness was $2,100, or 28% of capital.

Note 4 – Income taxes

The Company is part of a group that files consolidated income tax returns and there have been no income taxes paid.

Note 5 – Subsequent events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. The Company has no subsequent events that required recognition or disclosure in the financial statements for the year ended July 31, 2010. Subsequent events have been evaluated through, September 28, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Schedule I - Computation of Net Capital and Aggregate Indebtedness
July 31, 2010

Total ownership equity from statement of financial condition	$	7,412
Total non-allowable assets		-
Net capital before haircuts on securities positions		7,412
Haircuts		-
Net capital	$	7,412
Minimum net capital required (based on aggregate indebtedness)	$	140
Minimum net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	2,412
Total aggregate indebtedness	$	2,100
Ratio of aggregate indebtedness to net capital		0.28 to 1

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of July 31, 2010.

Brereton, Hanley Securities Inc.
(A Subsidiary of Brereton, Hanley & Co., Inc.)
(A Development Stage Company)
Schedule II - Exemptive Provision Under Rule 15c3-3k(2)(i)
July 31, 2010

Brereton, Hanley Securities Inc. has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from information Relating to the Possession or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(i) because the Company does not hold customer funds or safe keep customer securities.

Brereton, Hanley Securities Inc.

(A Development Stage Company)

Certified Public Accountants' Supplementary Report

On Internal Control

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Shareholder
Brereton, Hanley Securities Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplementary information of Brereton, Hanley Securities Inc. (the Company), as of and for the period ended July 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Brereton, Hanley Securities Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

5520 Trabuco Road
Irvine, California 92620
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

To the Shareholder
Brereton, Hanley Securities Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at July 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Robert R. Redwitz & Co.
An Accounting and Consulting Corporation

San Jose, California
September 28, 2010

Brereton, Hanley Securities Inc.

(A Subsidiary of Brereton, Hanley & Co., Inc.)

(A Development Stage Company)

FINANCIAL STATEMENTS

JULY 31, 2010

Table of Contents

Annual Audited Report Form X-17A-5 Part III 1

Oath or Affirmation 2

Independent Auditors' Report 3

Financial Statements

- Statement of Financial Condition 4
- Statements of Operations 5
- Statement of Changes in Shareholder's Equity 6
- Statements of Cash Flows 7

Notes to Financial Statements .... 8 - 10

Supplementary Information

- Schedule I – Computation of Net Capital and Aggregate Indebtedness 11
- Schedule II – Exemptive Provision under Rule 15c3-3k (2) (i) 12

Certified Public Accountants' Supplementary Report on Internal Control .... 13 - 14